Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

July 23, 2018

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Jennifer Gowetski

Re:	Platform Ventures Diversified Housing REIT, LLC

Offering Statement on Form 1-A

Filed June 22, 2018

File No. 024-10859

 Dear Ms. Gowetski:

This letter is being submitted on behalf of Platform Ventures Diversified Housing REIT, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on June 22, 2018 (the “Offering Statement”), as set forth in your letter dated July 17, 2018 addressed to Mr. Steinberg, Senior Vice President and General Counsel of the Company (the “Comment Letter”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

Attached as Exhibit A is a draft response letter (including Exhibit 1 to the draft response letter which shows the proposed revisions to the Offering Statement in bold underlined font (for added text) and strikethrough font (for deleted text) in response to the Comment Letter). Once the Company receives further comments or sign-off from the Staff in connection with these proposed revisions, the Company will file an amended Offering Statement.

* * * * *

Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail

Greg Steinberg, Senior Vice President and General Counsel

Platform Ventures Diversified Housing REIT, LLC

EXHIBIT A

Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

July 23, 2018

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Jennifer Gowetski

Re:	Platform Ventures Diversified Housing REIT, LLC

Offering Statement on Form 1-A
Filed June 22, 2018
File No. 024-10859

Dear Ms. Gowetski:

This letter is being submitted on behalf of Platform Ventures Diversified Housing REIT, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on June 22, 2018 (the “Offering Statement”), as set forth in your letter dated July 17, 2018 addressed to Mr. Steinberg, Senior Vice President and General Counsel of the Company (the “Comment Letter”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references refer to the Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Ms. Jennifer Gowetski

Division of Corporation Finance

July 23, 2018

General

1.	We note your revised disclosure on pages 58 and 131 regarding the mandatory arbitration provision. In particular, we note your statement: “Based on discussions with and research performed by the Company’s counsel, we have no reason to believe that the Arbitration Provision is not enforceable under federal law, the laws of the State of Delaware, the laws of the State of Kansas, or under any other applicable laws or regulations. Please provide us more specific detail regarding your analysis and basis for the belief that such provision is enforceable under the applicable laws or regulations. In addition, we further note that you would abide by a decision that such provision is unenforceable. Please revise to clarify if there may be uncertainty as to enforceability.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 131 of the Offering Statement as set forth in Exhibit 1.

In addition, we supplementally are providing to the Staff below a summary of our research on the enforceability of the mandatory arbitration provision in the Subscription Agreement under federal law, the laws of the State of Delaware and the laws of the State of Kansas:

Federal law

Federal courts consistently afford deference to mandatory arbitration provisions in contractual agreements and deem them enforceable as per the Federal Arbitration Act (FAA). The FAA “manifest[s] a liberal federal policy favoring arbitration agreements.” Gilmer v. Interstate/Johnson Lane Corp., 500 U.S. 20, 25 (1991) (citation and internal quotation marks omitted). Given this presumption of favorability, courts must “rigorously enforce agreements to arbitrate[,]” unless the FAA’s “mandate [has been] overridden by a contrary congressional command.” Shearson/Am. Express, Inc. v. McMahon, 482 U.S. 220, 226 (1987) (internal quotation marks omitted).

More recently (indeed, as recently as May 21, 2018), the Supreme Court has emphatically upheld the enforcement of arbitration provisions pursuant to the FAA. See Epic Sys. Corp. v. Lewis, No. 16-285, 2018 WL 2292444, at *1 (U.S. May 21, 2018) (holding that Congress has instructed that arbitration agreements must be enforced; rejecting argument that the FAA’s “saving clause” provides that courts are not obligated to enforce arbitration agreements as written if the agreement violates some other federal law, and thus, precludes the enforceability of arbitration agreements); Am. Express Co. v. Italian Colors Rest., 570 U.S. 228, 233-36 (2013) (declining to invalidate arbitration agreement because “[n]o contrary congressional command require[d]” the rejection of arbitration, and the “effective vindication” judicially-crafted exception, which provides that an arbitration provision could be invalidated if the provision effectively waived a party’s right to pursue statutory remedies, did not apply; reasoning that “arbitration is a matter of contract.”).

Ms. Jennifer Gowetski

Division of Corporation Finance

July 23, 2018

With respect to the related issue of the anti-waiver clause provided by Section 29(a) of the Securities Exchange Act of 1934, in which “[a]ny condition, stipulation, or provision binding any person to waive compliance with any provision of this chapter or of any rule or regulation thereunder . . . shall be void[,]” the Supreme Court has held that general anti-waiver provisions, like that of Section 29(a), do not foreclose the enforcement of an arbitration provision pursuant to the FAA. 15 U.S.C. § 78cc; see CompuCredit Corp. v. Greenwood, 565 U.S. 95, 104 (2012). The Supreme Court has also held that anti-waiver provisions of the securities laws do not apply to procedural provisions, such as contractual agreements requiring or stipulating to arbitration. See Rodriguez de Quijas v. Shearson/Am. Express, Inc., 490 U.S. 477, 482-83 (1989). Indeed, the Court has explicitly declined to interpret anti-waiver provisions of the securities laws “to prohibit enforcement of predispute agreements to arbitrate.” Id. (citing McMahon, 482 U.S. 220, 227-28 (“The [plaintiffs] contend that an agreement to waive [a] jurisdictional provision is unenforceable because § 29(a) voids the waiver of ‘any provision’ of the Exchange Act. The language of § 29(a), however, does not reach so far . . . . By its terms, § 29(a) only prohibits waiver of the substantive obligations imposed by the Exchange Act.”)).

Given the presumption of enforceability of arbitration agreements (and the trend in Supreme Court jurisprudence in further favor of arbitration), and given that there are no circumstances here that would invalidate such an agreement, it is the Company’s view that the mandatory arbitration provision in the Subscription Agreement is enforceable. The mandatory arbitration provision in the Subscription Agreement does not purport to waive a party’s right to adjudication of a potential case or controversy; rather, it stipulates an alternative forum for binding adjudication of a potential case or controversy. Accordingly, the provision is enforceable under federal law. This reasoning falls squarely within Supreme Court precedent; in CompuCredit, the Supreme Court equated arbitration with litigation by noting that the Court “ha[s] repeatedly recognized that contractually required arbitration of claims satisfies the statutory prescription of civil liability in court.” 565 U.S. at 101 (citations omitted).

Delaware law

Courts applying Delaware law also consistently afford deference to mandatory arbitration agreements and deem them enforceable as per Delaware’s state version of the FAA, the Uniform Arbitration Act (UAA), and as a basic principle of contract law. See Gonzalez v. Citigroup, Civ. No. 09-017-SLR, 2009 WL 2340678, at *2-3 (D. Del. July 30, 2009) (“The FAA requires the court to look to the principles of contract law to determine if arbitration clauses are valid and enforceable.”) (citation omitted); Graham v. State Farm Mut. Auto. Ins. Co., 565 A.2d 908, 912 (Del. 1989) (reasoning that “the public policy of [Delaware] favors the resolution of disputes through arbitration.”) (citation omitted); GreenStar IH Rep, LLC v. Tutor Perini Corp., C.A. No. 12885-VCS, 2017 WL 715922, at *4 (Del. Ch. Feb. 23, 2017) (reasoning that “[a]s a matter of public policy, Delaware favors the resolution of disputes by arbitration”) (citation omitted).

Ms. Jennifer Gowetski

Division of Corporation Finance

July 23, 2018

The UAA provides that “[a] written agreement to submit to arbitration any controversy existing at or arising after the effective date of the agreement is valid, enforceable, and irrevocable, save upon such grounds as exist at law or in equity for the revocation of the contract . . . .” Del. Code tit. 10, § 5701. Therefore, like any valid contract executed among assenting parties, agreements containing arbitration clauses can be declared void only if such agreements or clauses therein are “superceded [sic] by some other provision of law or that the clause may be revoked under traditional principles of contract law[,]” such as being deemed unconscionable. Graham, 565 A.2d at 911.

To find unconscionability under Delaware law, mere disparity in bargaining power among the parties to a contract will not, on its own, support a finding of unconscionability; the contract terms must be “so one-sided as to be oppressive” to the weaker party. Id. at 912 (citations and internal quotation marks omitted); see Del. Code tit. 6, § 2-302 cmt 1. Indeed, the Subscription Agreement can be easily distinguished from other agreements that are arguably more adhesive, which courts have upheld. The Subscription Agreement is not like a consumer services agreement for arguably everyday good and services, as seen in Italian Colors (credit card service agreements) and in Graham (automobile insurance), or an employment agreement, the signing of and stipulation to which determines whether the employee has a job, as seen in Epic Systems and in Gonzalez. See generally Epic Systems, 2018 WL 2292444; Italian Colors, 570 U.S. 228; Gonzalez, 2009 WL 2340678; Graham, 565 A.2d 908. Each investor can make the determination not to invest in the Company’s securities if it objects to the arbitration provision or any other aspect of an investment in the Company’s securities.

Delaware courts have specifically held that forum selection and arbitration provisions in corporate documents bind shareholders to arbitrate. See Elf Atochem N. Am., Inc. v. Jaffari, 727 A.2d 286, 287, 296-96 (Del. 1999) (holding that LLC agreement is binding on LLC itself, as well as its members, and that forum selection and arbitration provisions contained in LLC agreement were valid and enforceable); Douzinas v. Am. Bureau of Shipping, Inc., 888 A.2d 1146, 1149 (Del. Ch. 2006) (enforcing provision in LLC agreement requiring that all intra-entity disputes be resolved by arbitration). In fact, arbitration is so favored in Delaware that even when corporate documents conflict with one another with respect to arbitration provisions, Delaware courts have enforced arbitration. See 3850 & 3860 Colonial Blvd., LLC v. Griffin, No. 9575-VCN, 2015 WL 894928, at *5 (Del. Ch. Feb. 26, 2015) (enforcing arbitration despite two competing dispute resolution provisions, one in an LLC operating agreement providing for arbitration, and the second in the charter of a successor corporation designating the Court of Chancery of Delaware as the exclusive forum for dispute resolution, because, as a matter of contract, the charter did not supersede the LLC agreement, and therefore, the LLC agreement’s arbitration provisions control); Douzinas, 888 A.2d 1146, 1149, 1153 (compelling arbitration by reasoning that because arbitration provision was included in LLC agreement, despite being absent from corporation’s charter, the claims were properly subject to arbitration). In other words, Delaware—a jurisdiction that exercises care in corporate relationships—has looked at this exact issue and concluded that intra-corporate arbitration clauses are valid and enforceable.

Ms. Jennifer Gowetski

Division of Corporation Finance

July 23, 2018

The Company holds the view that because Delaware courts favor the enforceability of arbitration agreements as a basic tenet of contract law and as a matter of public policy, and because no superseding laws or otherwise invalidating circumstances, such as unconscionability, apply or are present, the mandatory arbitration provision in the Subscription Agreement is enforceable.

Kansas law

Kansas courts, both federal and state, have deferred to Delaware law on this issue and other issues in which an agreement exists that provides for the controlling applicability of Delaware laws. Indeed, “[b]ecause Kansas generally recognizes . . . contractual choice-of-law provisions,” Kansas courts “are bound to apply Delaware law in interpreting and enforcing the parties’ agreement.” O’Tool v. Genmar Holdings, Inc., 387 F.3d 1188, 1194 (10th Cir. 2004); see Brenner v. Oppenheimer & Co., 44 P.3d 364, 375 (Kan. 2002) (“Where the parties to a contract have entered an agreement that incorporates a choice of law provision, Kansas courts generally effectuate the law chosen by the parties to control the agreement.”); see also BancOklahoma Mortg. Corp. v. Capital Title Co., 194 F.3d 1089, 1103 (10th Cir. 1999) (“A federal court sitting in diversity applies the substantive law, including choice of law rules, of the forum state.”) (citation and internal quotation marks omitted).

With respect to mandatory arbitration provisions, Kansas courts have also deferred to Delaware law. See Jamiez v. MBNA Am. Bank, N.A., No. Civ.A. 05-2478-KHV, 2006 WL 470587, at *3-4 (D. Kan. Feb. 27, 2006). In Jamiez, plaintiff-customer signed a credit card agreement with defendant-bank in which defendant-bank had reserved its right to amend the agreement by mailing a notice of the intended change to plaintiff-customer. The defendant-bank amended the agreement “[a]s provided in your [plaintiff-customer’s] Credit Card Agreement and under Delaware law” and mailed a notice of the change to plaintiff-customer; the amendment contained a mandatory arbitration section. Id. at *2. The court stayed proceedings pending arbitration by reasoning that because “[t]he agreement provided that Delaware law governed[,]” and because plaintiff-customer failed to rebut evidence that the parties assented to the amendment that provided for arbitration, “Delaware law[] [] controls the agreement here.”). Id. at *2-3.

Ms. Jennifer Gowetski

Division of Corporation Finance

July 23, 2018

To the extent that a Kansas court would not defer to Delaware law on the enforceability of arbitration provisions, Kansas courts “generally favor[]” the enforcement of arbitration agreements. Coulter v. Anadarko Petroleum Corp., 292 P.3d 289, 310 (Kan. 2013) (citation omitted); Harness v. Thompson, No. 108,117, 2013 WL 4564917, at *1, *8 (Kan. Ct. App. Aug. 23, 2013) (“Kansas has a strong policy of favoring arbitration and will enforce such agreements even in the face of uncertainty” (citation omitted); reasoning that settlement agreement at issue provided a remedy for resolving disputes related to settlement agreement and that shareholders of privately owned C corporation, party to settlement agreement, were subject to its binding arbitration provision).

The facts in Jamiez suggest a more adhesive set of circumstances than that which would apply to investors stipulating to the Subscription Agreement. Yet despite the lack of bargaining power parity, the court in Jamiez deferred to the application of Delaware law on the enforceability of the arbitration agreement at issue; noted that under Delaware law, indicia of unconscionability was not present in the record; and finally, found that the arbitration clause was not unconscionable. See id. at *2-4. The court’s holdings bolster the Company’s view that a Kansas court would similarly defer to Delaware law regarding the enforceability of the arbitration provision in the Subscription Agreement, and accordingly enforce the provision.

2.	We note your revised disclosure that your manager will pay a fee equal to 0.50% of the equity raised in this offering to North Capital as well as a flat fee of $10,000. We further note your disclosure that any required commissions to North Capital or other broker-dealers will not be paid by or charged to you or your shareholders. We further note the Class D shares carry a shareholder servicing fee with an annualized rate of 0.50% and you expect to reimburse your manager for formation and offering expenses. Please revise to clarify, if true, that your manager will not be reimbursed for the fees it will pay to North Capital and, although your shareholders will not pay commissions, the distributions to the Class D shareholders will be reduced as a result of the shareholder servicing fee.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that in addition to the Company not paying commissions, the Company is not reimbursing the manager for any fees that the manager pays to North Capital. Accordingly, the Company has revised the disclosure on the cover and on pages 7, 70 and 105 of the Offering Statement as set forth in Exhibit 1.

Ms. Jennifer Gowetski

Division of Corporation Finance

July 23, 2018

In addition, the Company has revised the disclosure on pages 61 and 151 of the Offering Statement as set forth in Exhibit 1 to clarify that distributions made in respect of our Class D shares will be reduced on account of the Class D shareholder servicing fee that will not be borne by the holders of Class A shares. The Company has added similar disclosure on page 7 to clarify that although Class D shareholders will not pay any fees to North Capital or reimburse the manager for any such fees paid, the distributions to the Class D shareholders will be reduced as a result of the shareholder servicing fee.

Financial Statements

Unaudited Pro Forma Condensed Financial Information, page F-8

3.	We note your response to comment 5 in which you indicate that you do not have access to the Orchard Corners property’s books and records to allow for an audit of the property operations prior to the acquisition by your affiliate from a third party seller in October 2017. On page 7 of the Form 1-A you disclose that “unlike other non-exchange-traded REITs (both traditional and online) that initially are completely “blind pools,” we have identified two properties (i.e. the Seed Assets) that will be part of our portfolio so you can assess, before you invest, two of the assets in our portfolio.” Other than the vacancy disclosures on page 76, please tell us what quantifiable information you have provided, or are capable of providing, to allow potential investors to assess the operating performance of Orchard Corners.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that in addition to the vacancy disclosures on page 76 of the Offering Statement, the table on page 72 of the Offering Statement provides quantifiable information related to Orchard Corners that would allow potential investors to assess the operating performance of Orchard Corners, including but not limited to the average in-place monthly rent.

Independent Auditor’s Report, page F-14

4.	We note that the audit report on the financial statements of The Domain at City Center, LLC on page F-14, note F on page F-18 and Exhibit 11.2 make reference to Note 4 instead of Note B.4. Please revise as appropriate.

RESPONSE: In response to the Staff’s comment, the Company has obtained a revised audit report from its accountants to reflect the change to pages F-14 and F-18 and Exhibit 11.2 of the Offering Statement to make reference to Note B.4 instead of Note 4.

* * * * *

Ms. Jennifer Gowetski

Division of Corporation Finance

July 23, 2018

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail

Greg Steinberg, Senior Vice President and General Counsel

Platform Ventures Diversified Housing REIT, LLC

EXHIBIT 1

•	Our operating agreement does not require our Manager to seek shareholder approval to liquidate our assets by a specified date, nor does our operating agreement require our Manager to list our shares for trading by a specified date. No public market currently exists for our shares. Until our shares are publicly traded, if ever, you may not sell your shares. If you are able to sell your shares, you may have to sell them at a substantial discount.

•	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal income tax and, as a result, our cash available for distribution to our shareholders and the value of our shares could materially decrease.

•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant or mortgage or other real estate-related loan borrower will remain solvent. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.

•	Our investments in multi-tenant rental housing properties and other select real estate-related assets are subject to risks relating to the volatility in the value of the underlying real estate, default on underlying income streams, fluctuations in interest rates, and other risks associated with real estate investment generally. These investments are only suitable for sophisticated investors with a high-risk investment profile.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in our common shares.

	Per Share	Total Minimum			Total Maximum
Gross offering proceeds	$9.75 - 10.00		$5,000,000	(4)		$50,000,000
Public offering price, Class A shares (1)	$9.75 - 10.00	$			$
Public offering price, Class D shares (1)	$9.75 - 10.00	$			$
Underwriting discounts and commissions (2)	$—		$—			$—
Proceeds to us from this offering to the public (before expenses)	$9.75 - 10.00		$5,000,000	(4)		$50,000,000
Proceeds to us from the private placements to our Sponsor and its affiliate (before expenses)	$9.75 - 10.00		$250,000	(5)		$2,500,000	(5)
Total proceeds to us (before expenses) (3)	$9.75 - 10.00		$5,250,000			$52,500,000

(1)	The price per share shown was arbitrarily determined by our Manager and will apply through the end of the Introductory Period. Furthermore, the first $5,000,000 sold to the public will be subject to a discounted price of $9.75 per share. Following the Introductory Period, our price per share for each class will be adjusted monthly and will be equal to the NAV per share for such class as of the end of the prior month.

(2)	Investors will not pay upfront selling commissions in connection with the purchase of our common shares. Our shares may be purchased directly from us through our website at www.realtyclub.com. We also intend to sell our shares through North Capital Private Securities Corporation (“North Capital”), a registered broker-dealer; however, any required commissions to North Capital or any other broker-dealers that we may use from time to time, will not be paid by, or charged to, us or our shareholders. Our Manager will pay a fee equal to 0.50% of the equity raised in this offering to North Capital as well as a flat fee of $10,000 related to due diligence performed by North Capital. In addition, our Manager will pay licensing and servicing fees to North Capital pursuant to a software and services license agreement between North Capital and our Manager. Investors will not be responsible for reimbursing our Manager for any of these fees paid to North Capital.

Q:	How is an investment in your common shares different from investing in shares of a traditional non-exchange traded REIT?

A:	Traditional non-exchange traded REITs typically charge investors high upfront broker-dealer commissions and expenses. Historically, these large commissions were charged up front by the issuer and not reflected in the share price reported to shareholders. However, given recent legislation, issuers are required to provide better disclosure of these fees and many have decided to lower the initial upfront selling commissions to 2.0% to 5.0% from 10.0% to 15.0% and spread a portion of the fees and expenses over a certain amount of time. Although the initial up-front load may look lower to investors, the overall cost to investors can still reach between 10.0% and 15% of their invested capital over a certain time period. Our shares may be purchased directly from us through our website at www.realtyclub.com. Our shares are not subject to a broker-dealer commission or dealer manager fees, which will reduce the overall expense load to investors. We intend to sell our common shares through North Capital Private Securities Corporation (“North Capital”), a registered broker-dealer; however, any required commissions to North Capital or any other broker-dealers that we may use from time to time, will not be paid by, or charged to, us or our shareholders. Our Manager will pay a fee equal to 0.50% of the equity raised in this offering to North Capital as well as a flat fee of $10,000 related to due diligence performed by North Capital. In addition, our Manager will pay licensing and servicing fees to North Capital pursuant to a software and services license agreement between North Capital and our Manager. Investors will not be responsible for reimbursing our Manager for any of these fees paid to North Capital.

Q:	How is an investment in your common shares different from investing in shares of other real estate investment opportunities?

A:

We intend to own a diverse portfolio of multi-tenant rental housing investments focused within the middle-market segment of the commercial real estate market. For approximately 10 years, our Sponsor and its affiliates have specifically focused on building diverse portfolios in the middle-market segment with a large degree of success. Since inception, our Sponsor and its affiliates have created 11 investment vehicles focused on middle market real estate investments, although none of those vehicles was focused on the same portfolio of assets expected to be acquired by us. Further, we have the ability not only to benefit from our Sponsor’s established investment management acumen, but also to benefit from direct access to a decade worth of relationships that should help us achieve our investment objectives. Further, we intend to provide an income-focused strategy to investors, with certain tax advantages unique to REITs, that is available to both accredited and non-accredited investors at a low overall cost.

In addition, unlike other non-exchange-traded REITs (both traditional and online) that initially are completely “blind pools”, we have identified two properties (i.e., the Seed Assets) that will be part of our portfolio so you can assess, before you invest, two of the assets in our portfolio. However, except for investments that may be described in supplements to this offering circular prior to the date you subscribe for our shares, you will not be able to review, in advance, any other assets that may comprise our portfolio in the future.

Q:	What is the difference between the two classes of common shares you are offering?
A:

We are offering two separate classes of our common shares: Class A and Class D shares. The difference between the share classes relates to the monthly shareholder servicing fees applicable to Class D shares, the categories of investors eligible to purchase each class, and the minimum initial investment amount for each class. The Class D shares carry a shareholder servicing fee with an annualized rate of 0.50% to our Manager for setting up a shareholder account that is waived with respect to Class A shares as the financial adviser performs such functions. As a result, such fees will reduce the NAV or, alternatively, the distributions payable, with respect to our Class D shares (but not our Class A shares). Generally, investors who purchase directly on the RealtyClub Platform without a financial adviser may only purchase Class D shares. Our Class A shares are only available to investors who purchase shares through a financial adviser or who make a direct investment in us of at least $1 million. The Class A and Class D shares are identical in all other respects. See “Description of Our Common Shares” for a more detailed discussion of the differences between our share classes.

Q:	Is there any minimum investment required?

A:

Yes. To purchase, our Class D shares, you must initially purchase at least $25,000 of our common shares in this offering.

The minimum investment in our Class A shares is $1,000,000 of our shares if purchased directly by you. However, if purchased through your investment adviser, the minimum investment in our Class A shares for initial purchasers is $25,000 of our common shares.

By purchasing shares in this offering, you are bound by the arbitration provisions contained in our subscription agreement and our operating agreement which limit your ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims.

By purchasing shares in this offering, investors agree to be bound by the arbitration provisions contained in our subscription agreement and our operating agreement (each an “Arbitration Provision” and collectively, the “Arbitration Provisions”). Such Arbitration Provisions apply to claims under the US federal securities laws and to all claims that are related to the Company, including with respect to this offering, our holdings, the common shares, our ongoing operations and the management of our investments, among other matters and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. Furthermore, because the Arbitration Provision is contained in our operating agreement, such Arbitration Provision shall also apply to any purchasers of shares in a secondary transaction.

By agreeing to be subject to the Arbitration Provisions, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our Manager, our Sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys' fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the Arbitration Provisions provide that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible.

Any arbitration brought pursuant to the Arbitration Provisions must be conducted in the State of Kansas, in the Kansas City metropolitan area. The term “Claim” as used in the Arbitration Provisions is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, any Operating Partnership common unit, the RealtyClub Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provisions, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provisions is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by the Company’s counsel, we ~~have no reason to~~ believe that the Arbitration Provisions are ~~not~~ enforceable under federal law, the laws of the State of Delaware, the laws of the State of Kansas, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our operating agreement with respect to the Arbitration Provisions or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Further, potential investors should consider that our subscription agreement and our operating agreement restricts the ability of our shareholders to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by us. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against us.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

If we raise substantially less than the maximum offering amount, our Formation and Offering Expenses may prevent us from acquiring a diverse portfolio of assets, which could result in the value of your shares varying widely with the performance of specific assets.

There is no cap on the amount of Formation and Offering Expenses (as defined below in the section entitled “Management Compensation”) we may incur in connection with this offering. Therefore, if we raise substantially less than the maximum offering amount, it could significantly reduce the amount of capital available to acquire investments. We may commence operations with as little as $5,250,000 if we only raise the Minimum Threshold. Although the exact amount is currently indeterminable, our Formation and Offering Expenses are expected to be approximately $1,000,000 but could be more. While our Manager has paid and will continue to pay Formation and Offering Expenses on our behalf in connection with this offering of our shares, we are required to reimburse it, without interest, for those costs. Accordingly, we may need to use a significant portion of our available capital to pay for these expenses. As a result, we may not be able to acquire a diverse portfolio of assets, which would increase our exposure to the reduced number of assets we are able to acquire and could result in the value of your shares varying widely with the performance of specific assets. See “Management Compensation—Formation and Offering Expenses” for a detailed description of the fees and expenses that we will pay to our Manager.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders.

We believe that our organization, prior and proposed ownership and method of operation have enabled us, and will continue to enable us, to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we currently do or will continue to qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification.

ESTIMATED USE OF PROCEEDS

We intend to use the proceeds of this offering, in addition to the contribution we receive from our Sponsor, to (1) fund formation and offering costs, (2) fund the acquisition or financing of the Seed Assets, (3) make investments in accordance with our investment strategy and policies, (4) reduce any outstanding bridge loans or other borrowings we may have and repay indebtedness incurred under various financing agreements we may enter into, (5) fund repurchases under our share repurchase plan, and (6) although we expect to generally pay distributions from cash flow from operations, potentially fund distributions. We intend to use approximately $10,039,000 of the proceeds to acquire equity interests in the Seed Assets (approximately $2,218,000 for Orchard  Corners and $7,821,000 for Domain), and approximately $1,000,000 to fund formation and offering expenses, with the remainder of proceeds, if any, to be used at our discretion as described above.

The table below sets forth our estimated use of proceeds from this offering and the private placements to our Sponsor described below, assuming we sell the maximum of $50,000,000 in our common shares, which represent limited liability company interests, in this public offering. The amounts set forth in the table below represent our Manager’s best estimate since they cannot be precisely calculated at this time.

	Total Minimum		Total Maximum
Gross offering proceeds	$5,000,000	(4)	$50,000,000
Less
Formation and Offering Costs (1)(2)(3)	$1,000,000		$1,000,000
Net Proceeds from this Offering	$4,000,000	(2)(4)	$49,000,000
Net Proceeds from Private Placements to our Sponsor	$250,000	(5)	$2,500,000	(5)
Estimated Amount Available for Investments	$4,250,000		$51,500,000

(1)

Investors will not pay upfront selling commissions in connection with the purchase of our common shares. Our shares may be purchased directly from us through our website at www.realtyclub.com. We also intend to sell our shares through North Capital, a registered broker-dealer; however, any required commissions to North Capital or any other broker-dealers that we may use from time to time, will not be paid by, or charged to, us or our shareholders. Our Manager will pay a fee equal to 0.50% of the equity raised in this offering to North Capital as well as a flat fee of $10,000 related to due diligence performed by North Capital. In addition, our Manager will pay licensing and servicing fees to North Capital pursuant to a software and services license agreement between North Capital and our Manager. Investors will not be responsible for reimbursing our Manager for any of these fees paid to North Capital.

(2)

Following the completion of the offering, we will reimburse our Manager for formation and offering expenses, including expenses associated with marketing this offering, which are expected to be approximately $1,000,000. This reimbursement will compensate our Manager for expenses incurred for third-party legal, accounting, marketing and other similar services and expenses. Our Manager will not charge interest on formation and offering expenses funded by our Manager. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 1.0% of the aggregate gross offering proceeds from this offering. Any excess costs will be rolled forward to subsequent months until paid in full.

(3)	Amount reflected is an estimate. Includes all expenses to be paid by us in connection with the qualification of the offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”

(4)

This is a “best efforts” offering. We will not accept investors’ funds and admit investors as shareholders until we have received subscriptions for $5,000,000 of common shares in any combination of Class A or Class D shares within 12 months. Investors’ funds will be revocable and will remain at the investors’ bank/financial institution until the Minimum Threshold is met. If we do not receive subscriptions for $5,000,000 of shares within 12 months, we will cancel the offering and release all investors from their commitments. Our Sponsor may in its discretion acquire Class A shares to permit us to meet the Minimum Threshold. See “How to Subscribe.”

(5)	Our Sponsor has committed to acquire at least $250,000 of our Class A shares once we receive subscriptions equal to the Minimum Threshold. Thereafter, our Sponsor will continue to purchase 5.0% of our outstanding equity up to a cap of $2.5 million, or more in its discretion. Notwithstanding the foregoing, our Sponsor may in its discretion acquire additional shares to permit us to meet the Minimum Threshold. All such initial shares purchased by our Sponsor will be at the same $9.75 per share price paid by other investors in connection with meeting the Minimum Threshold.

•	evidence of marketable title subject to such liens and encumbrances as are acceptable to our Manager;

•	financial statements and rent rolls covering recent operations of properties having operating histories; and

•	title, property, liability, and other insurance policies.

We will not purchase any property unless and until we obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. A Phase I environmental site assessment consists primarily of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, surveying of the ownership history, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property.

Generally, sellers engage and pay third-party brokers or finders in connection with the sale of an asset. While we intend to sell our common shares through North Capital, any required commissions or other compensation payable to North Capital or any other broker-dealers that we may use from time to time, will not be paid by, or charged to, us or our shareholders. Our Manager will pay a fee equal to 0.50% of the equity raised in this offering to North Capital as well as a flat fee of $10,000 related to due diligence performed by North Capital. In addition, our Manager will pay licensing and servicing fees to North Capital pursuant to a software and services license agreement between North Capital and our Manager. Investors will not be responsible for reimbursing our Manager for any of these fees paid to North Capital.

We may enter into arrangements with the seller of a property whereby the seller agrees that, if during a stated period the property does not generate a specified cash flow, the seller will pay in cash to us or credit us with a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. In purchasing properties, we will be subject to risks generally incident to the ownership of real estate.

Lack of Allocation Requirements

Nothing in our operating agreement, organizational documents or otherwise provides for restrictions or limitations on the percentage of our investments that must be (i) in a given geographic area, (ii) of a particular type of real estate, or (iii) acquired utilizing a particular method of financing. Our Manager may change our targeted investments and investment guidelines without specific restrictions or limitations related to geographic location, diversification, or otherwise. See “Risk Factors—Risks Related to an Investment in our Company.”

Investment Process

Our Manager has the authority to make all the decisions regarding our investments consistent with the investment guidelines and borrowing policies approved by our Manager’s Investment Committee and subject to the direction and oversight of our Manager’s Investment Committee. Our Manager’s Investment Committee must approve all investments. We will not, however, purchase or lease assets in which a Related Party has an interest without a determination by the Independent Representative that such transaction is fair and reasonable to us and at a price to us that is not materially greater than the fair value that could be achieved through an arms-length sale, which fair value could be determined by an independent appraisal. In the event that two or more members of the Investment Committee are interested parties in a transaction, the Independent Representative will consider and vote upon the approval of the transaction. Our Manager’s Investment Committee will periodically review our investment guidelines and our investment portfolio. Changes to our investment guidelines must be approved by our Manager’s Investment Committee.

Our Manager will focus on the sourcing, acquisition, and management of multi-tenant rental housing properties. In selecting investments for us, our Manager will utilize our Sponsor’s established investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that our Manager will consider when evaluating prospective investment opportunities include:

In addition, if our Manager determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our shares, our Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem our shares, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5.0% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of our shares, within 30 days after the end of each taxable year, must give us written notice, stating the shareholder’s name and address, the number of shares of each class of our Company that the shareholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the shareholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each shareholder must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

We expect that all of our shares will be uncertificated and be held in book-entry form. The extent we may issue a certificate, any such certificates representing our shares will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common shares or otherwise be in the best interest of the holders of the common shares.

REIT Election

Our operating agreement provides that our Manager may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

Personal Conduct Repurchase Right

Our operating agreement provides that we may elect to repurchase, at a price equal to the greater of (i) $10.00 per share or (ii) the then-current NAV per share for such class as of the end of the prior month. In the event that such investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon us, as determined by our Manager in its sole and absolute discretion, we may repurchase all of the common shares held by such investor. The purchase price will be payable to the investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which we provide notice to the investor of our decision to repurchase the common shares.

Prospect of Roll-Up/Public Listing

Our Manager may determine that it is in our best interest to (i) contribute to, or convert the Company into, an alternative vehicle, through consolidation, merger or other similar transaction with other companies, some of which may be managed by our Manager or its affiliates (a “Roll-Up”) or (ii)  list our shares (or shares of the Roll-Up vehicle) on a national securities exchange. In connection with a Roll-Up, shareholders may receive from the Roll-Up vehicle cash, stock, securities or other interests or assets of such vehicle, on such terms as our Manager deems fair and reasonable; provided, however, that our Manager will be required to obtain approval of shareholders holding a majority of the outstanding common shares if required by applicable laws or regulations.

Arbitration Provision

Under the Arbitration Provision contained in our operating agreement, either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible. The Arbitration Provision applies to claims under the US federal securities laws and to all claims that are related to the Company, including with respect to this offering, our holdings, the common shares, our ongoing operations and the management of our investments, among other matters.

Any arbitration brought pursuant to the Arbitration Provision must be conducted in the State of Kansas, in the Kansas City metropolitan area. The term “Claim” as used in the Arbitration Provision is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, any Operating Partnership common unit, the RealtyClub Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provision, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provision is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by the Company’s counsel, we ~~have no reason to~~ believe that the Arbitration Provision is ~~not~~ enforceable under federal law, the laws of the State of Delaware, the laws of the State of Kansas, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our operating agreement with respect to the Arbitration Provision or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Before purchasing shares, a potential investor must acknowledge, understand, and agree that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the Arbitration Award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry. The Arbitration Provision limits the rights of an investor to many legal remedies and rights otherwise available. See “How to Subscribe—Arbitration Provision.”

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION IN OUR OPERATING AGREEMENT, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Anti-Takeover Effects of Our Operating Agreement and Delaware Law

The following is a summary of certain provisions of our operating agreement and Delaware law that may be deemed to have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of our Company. These provisions include the following:

Basis of Accounting

As discussed in Note A to the statements of revenues and certain expenses, the accompanying financial statements were prepared for the purpose of complying with Rule 8-06 of Regulation S-X as promulgated by the Securities and Exchange Commission, and are not intended to be a complete presentation of The Domain at City Center, LLC’s financial statements. Our opinion is not modified with respect to this matter.

Los Angeles, California

May 1, 2018 (except as to Note B.4 ~~Note 4~~, which is as of June 22, 2018)

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

F-14

Note D – Future Minimum Rental Revenues

As of December 31, 2017, future minimum rental revenues receivable totaled approximately $1,640,000 during 2018 and $20,000 during 2019. As of December 31, 2017, Domain did not hold any leases with rental payments due after December 31, 2019.

Note E – Commitments and Contingencies

Commitments and contingencies include the usual obligations of a real estate property in the normal course of business. In management’s opinion, these matters are not expected to have a material adverse effect on Domain’s future operating results.

Note F – Subsequent Events

Subsequent events have been evaluated through May 1, 2018, except as to ~~Note 4~~ Note B.4 which is as of June 22, 2018, the date the financial statements were available for issuance. Management has determined that there are no additional subsequent events that require disclosure under Financial Accounting Standards Board Accounting Standards Codification Topic 855, Subsequent Events, other than those described above.

F-18

Exhibit 11.2

Consent of Independent Auditor

We consent to the use in this Regulation A Offering on Form 1-A of Platform Ventures Diversified Housing REIT, LLC of our reports (dates noted below) relating to the financial statements, enumerated in items 1 and 2 below.

We also consent to the reference of our firm under the heading “Experts” in such Regulation A Offering on Form 1-A.

1.	Report dated May 4, 2018 related to the balance sheet of Platform Ventures Diversified Housing REIT, LLC as of December 31, 2017.

2.	Report dated May 1, 2018, except as to ~~Note 4~~ Note B.4, which is as of June 22, 2018 related to the statements of revenues and certain expenses of The Domain at City Center, LLC for the year ended December 31, 2017 and for the period from March 1, 2016 to December 31, 2016.

/s/ RSM US LLP

Los Angeles, California

June 22, 2018